Exhibit 99.1

Vast and Nabors Energy Transition Corp. Announce Closing
of Business Combination, Establishing Public Concentrated
Solar Thermal Power Company

On December 19, 2023, Vast’s ordinary shares expected to begin trading on Nasdaq under the ticker symbol “VSTE”

Sydney, Australia and Houston, TX December 18, 2023 – Vast Renewables Limited (“Vast” or the “Company”), a renewable energy company specialising in concentrated solar thermal power (“CSP”) energy systems that generate zero-carbon, utility-scale electricity and industrial process heat, today announced the completion of its business combination (the “Business Combination”) with Nabors Energy Transition Corp. (“NETC”), an affiliate of Nabors Industries Ltd. (“Nabors”) (NYSE: NBR).

In connection with the closing of the Business Combination, NETC merged with and into a wholly owned subsidiary of Vast, and NETC’s shares of Class A common stock, warrants to purchase shares of Class A common stock and units consisting of one share of Class A common stock and one-half of one redeemable warrant will cease trading on and be delisted from the New York Stock Exchange as of market open on Tuesday, December 19, 2023. Also on December 19, 2023, Vast’s ordinary shares are expected to begin trading on Nasdaq under the ticker symbol “VSTE” and its public warrants to purchase ordinary shares are also expected to begin trading on Nasdaq under the ticker symbol “VSTEW”.

“We are thrilled to complete this transaction with the NETC team and to take the next steps towards globally scaling our innovative CSP technology as a public company, while continuing to develop our growing pipeline of Australian projects,” said Craig Wood, Chief Executive Officer of Vast. “We believe that the completion of the transaction and our status as a new public company will help facilitate our ambitious growth plans to bring low-cost, zero carbon, dispatchable energy to the world.”

“Vast’s innovative and proven CSP v3.0 technology, advanced project pipeline, and the substantial potential to reduce emissions in industries that have historically been difficult to decarbonize, provide the elements for a successful business combination with NETC. Grants and other support from the Australian and German governments, along with partnerships with leading corporations, demonstrate growing support for Vast’s breakthrough solution. This transaction is a significant milestone as we advance our commitment to ‘Energy Without Compromise’,” stated Anthony G. Petrello, Chairman, President and Chief Executive Officer of NETC. “We remain very excited by the global opportunities, including the U.S. and Middle East, presented by Vast as its CSP technology is deployed and its project pipeline is developed.”

World-Leading Innovator in Concentrated Solar Thermal Power

The challenges for traditional solar power have been intermittency and limitations of battery storage. Vast solves these issues with its advanced CSP v3.0 technology. Founded in Australia in 2009, Vast’s proprietary CSP v3.0 system uses a modular tower design and a unique sodium loop for heat transfer to efficiently capture and store solar heat for conversion into clean and renewable electricity and heat. The Company’s system is designed to deliver greater efficiency, simplified permitting, faster construction and more reliable operations when compared to conventional central tower CSP plants.

Vast’s proprietary CSP v3.0 technology reflects and concentrates the sun’s rays onto multiple solar receivers that capture the sun’s energy as heat in sodium, then transfer the heat to molten salt for high density storage. The stored heat can then be used to generate dispatchable clean power 24/7 by generating steam for a turbine, produce heat directly for industrial purposes, or to deliver a mix of power and heat for the efficient production of green fuels such as green hydrogen, green methanol and sustainable aviation fuels, among others.

Continuing Strong Commercial Momentum

Since the announcement of the proposed Business Combination on February 14, 2023, Vast has continued to make significant strides, both commercially and technologically. Over the course of the past year, Vast has achieved a number of project updates and partnership agreements. These include Vast’s VS1 Port Augusta project receiving approval for AUD $65 million of conditional funding from the Australian Renewable Energy Agency (“ARENA”), a letter of intent (“LOI”) with a Mabanaft GmbH & Co. KG (“Mabanaft”) for an offtake and project equity investment in its world-first solar methanol project, SM1, the appointment of an experienced energy industry Chief Financial Officer, and key partnerships with industry-leading companies, including Canberra Airport Group and EDF Australia. Some of the most notable developments announced by Vast during 2023 include:

EDF Australia commits Euro 10 million to Vast (December 8, 2023) – Vast received a EUR10 million commitment from EDF Australia in connection with entering into a joint development agreement between the parties to develop Australian CSP projects to further transition Australia to a clean-energy economy.

Vast receives equity commitment for up to USD $10 million from Canberra Airport Group (September 22, 2023) – Vast announced that it has entered into a subscription agreement with Canberra Airport Group to purchase up to USD $10 million of Vast ordinary shares at an approximate price of USD $10.20 per share through an investment vehicle.

Vast, a world-leader in concentrated solar thermal power (CSP), appoints experienced CSP executive Federico Sandoval as Project Director for VS1 in South Australia (September 7, 2023) – Vast announced the appointment of Federico Sandoval as its new Project Director for VS1, Vast’s 30MW / 288MWh CSP project in Port Augusta, South Australia.

Vast Announces Appointment of Mark Smith as Chief Financial Officer (August 23, 2023) – Vast announced the appointment of Marshall D. (Mark) Smith as the Company’s new Chief Financial Officer, effective as of September 18, 2023.

Vast, a world-leader in concentrated solar thermal power, announces partnership with CYD to model molten salt tank performance as VS1 project moves forward (August 11, 2023) – Vast announced a partnership with global design and manufacturing firm Contratos y Diseños Industriales (CYD) as the Company advances VS1, its 30MW / 288MWh CSP project in Port Augusta, South Australia.

Vast Advances Utility-Scale Concentrated Solar Thermal Plant as Worley Commences Engineering (June 6, 2023) – Vast announced it has awarded Worley Ltd. (Worley) (ASX: WOR) key engineering contracts for its VS1 CSP project.

Vast Unveils LOI with Mabanaft for Potential Equity Investment in World-First Solar Methanol Project at the Maritime Industries Australia Decarbonisation Summit (May 18, 2023) – Vast announced that it has executed a LOI with German energy company Mabanaft for potential offtake and equity investment in Solar Methanol 1 (SM1), a world-first green methanol demonstration plant.

Vast Solar Becomes Vast (May 8, 2023) – Australian renewable energy company Vast is proud to announce its rebrand, effective from May 8, 2023.

Vast CSP reference plant, VS1 Port Augusta, to receive $65 million funding from ARENA (February 13, 2023) – Vast Solar has welcomed the Minister for Climate Change and Energy’s and ARENA’s announcement that it has approved funding of AUD $65 million for VS1, Vast’s 30MW/ 288MWh reference plant in Port Augusta, South Australia.

Vast selected by Australian and German governments for AUD$19.48m and EUR13.2m to advance green methanol production (January 23, 2023) – Vast and the Solar Methanol Consortium have been selected to receive AUD $19.48 million and EUR $13.2 million from a collaboration between the Australian and German Governments to develop a world-first green methanol demonstration plant, SM1 in Port Augusta, South Australia.

Transaction Overview

As a result of this transaction, Vast has received funds or commitments totaling approximately USD $60 million of gross proceeds.

Proceeds from the transaction will be used to fund acceleration of Vast’s commercial operations (including capital requirements associated with planned electricity, sustainable aviation fuel and methanol production facilities), project sourcing and development activities, deployment of manufacturing facilities for Vast’s proprietary CSP v3.0 systems, continued research and development and general corporate purposes. Certain proceeds will also be used to pay fees and expenses related to the Business Combination. Vast will continue to be based in Sydney, Australia and led by Craig Wood, Chief Executive Officer of Vast, and other key members of Vast’s current executive leadership.

Vinson & Elkins L.L.P. and King & Wood Mallesons acted as legal advisors to NETC. Milbank LLP acted as legal advisor to Nabors. Guggenheim Securities, LLC acted as exclusive financial advisor to NETC. White & Case LLP and Gilbert + Tobin acted as legal advisors to Vast.

About Vast

Vast is a renewable energy company that has developed CSP systems to generate, store and dispatch carbon-free, utility-scale electricity and industrial heat, and to enable the production of green fuels. Vast's CSP v3.0 approach to CSP utilises a proprietary, modular sodium loop to efficiently capture and convert solar heat into these end products.

Visit www.vast.energy for more information.

About Nabors Energy Transition Corp.

Nabors Energy Transition Corp. is a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganisation or similar business combination with one or more businesses or entities. NETC was formed to identify solutions, opportunities, companies or technologies that focus on advancing the energy transition; specifically, ones that facilitate, improve or complement the reduction of carbon or greenhouse gas emissions while satisfying growing energy consumption across markets globally.

NETC is an affiliate of Nabors, a leading provider of advanced technology for the energy industry. By leveraging its core competencies, particularly in drilling, engineering, automation, data science and manufacturing, Nabors, which owns the global industry's largest fleet of land drilling rigs and equipment, is committed to innovate the future of energy and enable the transition to a lower-carbon world.

Forward-Looking Statements

The information included herein and in any oral statements made in connection herewith include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of present or historical fact included herein, regarding the Business Combination, the benefits of the Business Combination, the partnerships with EDF Australia (“EDF”) and Canberra Airport Group, and Vast's future financial performance following the Business Combination, as well as NETC's and Vast's strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used herein, including any oral statements made in connection herewith, the words "could," "should," “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on NETC and Vast management’s current expectations and assumptions, whether or not identified in this press release, about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, NETC and Vast disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date hereof. NETC and Vast caution you that these forward-looking statements are subject to risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of NETC and Vast. These risks include, but are not limited to, general economic, financial, legal, political and business conditions and changes in domestic and foreign markets; the inability to recognize the anticipated benefits of the Business Combination; costs related to the Business Combination; Vast’s ability to manage growth; Vast’s ability to execute its business plan, including the completion of the Port Augusta project, at all or in a timely manner and meet its projections; potential litigation, governmental or regulatory proceedings, investigations or inquiries involving Vast or NETC, including in relation to the Business Combination; changes in applicable laws or regulations and general economic and market conditions impacting demand for Vast’s products and services. Additional risks are set forth in the section titled "Risk Factors" in the final prospectus, dated November 22, 2023, as supplemented, and other documents filed, or to be filed with the SEC in connection with the Business Combination by Vast and NETC. Should one or more of the risks or uncertainties described herein and in any oral statements made in connection therewith occur, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact Vast’s and NETC’s expectations can be found in Vast’s and NETC’s periodic filings with the SEC. Vast’s and NETC’s SEC filings are available publicly on the SEC’s website at www.sec.gov.

Contacts:

Vast

For Investors:
Caldwell Bailey
ICR, Inc.
VastIR@icrinc.com

For US Media:
Matt Dallas
ICR, Inc.
VastPR@icrinc.com

For Australian media:
Nick Albrow
Wilkinson Butler
nick@wilkinsonbutler.com

Nabors Energy Transition Corp.

For Investors:
William C. Conroy, CFA
Vice President – Corporate Development & Investor Relations (Nabors)
william.conroy@nabors.com

For Media:
Brian Brooks
Senior Director, Corporate Communications (Nabors)
brian.brooks@nabors.com